Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
dated June 18, 2007
Registration No. 333-135110

HRPT PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated June 18, 2007 to prospectus dated June 19, 2006.

Pricing Term Sheet

Size:	$250,000,000
Coupon (Interest Rate):	6.25% per annum
Security:	6.25% Senior Notes due 2017
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2007
Maturity:	June 15, 2017
Price to Public:	99.790% of principal amount, plus accrued interest, if any, from the date of original issuance
Trade Date:	June 18, 2007
Settlement Date:	T+5; June 25, 2007
Net Proceeds:	$247,850,000 (before expenses associated with the transaction)
Redemption Provision:

Make-whole call at any time based on U.S. Treasury plus 0.20% (twenty one-hundredths of one percent). If the notes are redeemed on or after December 15, 2016, the redemption price will not include a make-whole amount.

Yield to maturity:	6.279%
Spread to Benchmark Treasury:	112 basis points
Benchmark Treasury:	U.S. Treasury 4.50% due May 2017
Benchmark Treasury Price and Yield:	94-30; 5.159%
Expected Ratings (Moody’s / S&P):	Baa2 (stable) / BBB (stable)
CUSIP:	40426WAU5

Joint Book-Running Managers:	Wachovia Capital Markets, LLC	$75,012,000
	Banc of America Securities LLC	$37,500,000
	RBC Capital Markets Corporation	$37,500,000

Joint Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith	$17,500,000
	Incorporated
	Morgan Stanley & Co. Incorporated	$17,500,000
	UBS Securities LLC	$17,500,000

Co-Managers:	BMO Capital Markets Corp.	$3,392,000
	BNY Capital Markets, Inc.	$3,392,000
	Calyon Securities (USA) Inc.	$3,392,000
	Comerica Securities, Inc.	$3,392,000
	Ferris, Baker Watts, Incorporated	$3,392,000
	Greenwich Capital Markets, Inc.	$3,392,000
	Janney Montgomery Scott LLC	$3,392,000
	Morgan Keegan & Company, Inc.	$3,392,000
	Oppenheimer & Co. Inc.	$3,392,000
	Piper Jaffray & Co.	$3,392,000
	PNC Capital Markets LLC	$3,392,000
	SG Americas Securities, LLC	$3,392,000
	Stifel, Nicolaus & Company, Incorporated	$3,392,000
	SunTrust Capital Markets, Inc.	$3,392,000

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Wachovia Capital Markets, LLC 1525 W. WT Harris Blvd, Mail Code NC0675, Charlotte, NC 28262 - telephone (866) 289-1262 or syndicate.ops@wachovia.com.

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